Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 31, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10692
Balanced Income Equity and ETF Portfolio, Series 61
(the “Trust”)
CIK No. 1966058 File No. 333-270255

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If it is a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that distressed debt securities will not rise to a level of principal investment for the Trust. However, the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. Therefore, the Trust believes the current disclosure is necessary for investor comprehension.

2.Please clarify whether the minimum market capitalization of $50,000,000 requirement is for the ETFs.

Response:In accordance with the Staff’s comment, the above-referenced parenthetical has been revised to state, “requiring a minimum market capitalization of $50,000,000 for each ETF…”

3.The Staff notes that the disclosure states, “In addition to the investments described above, the Trust invests in, or the Funds held by the Trust invest in… companies with various market capitalizations.” Please clarify whether this should state “mid and large capitalization companies” based on the $5 billion market cap threshold noted above.

Response:The Trust notes the securities held by the Trust may have exposure to both small and/or mid capitalization companies. The risks attendant to small and mid capitalization companies are similar enough that the Trust believes grouping these capitalizations into one risk factor is necessary and sufficient for explaining the risks of investing in these types of companies. As the Trust may disclose a “small and/or mid capitalization risk” as a non-principal risk factor, the Trust believes the current disclosure is accurate. However, if the Trust only has exposure to only large capitalization companies, the reference to “companies with various market capitalizations” will be revised to state “large capitalization companies.”

Risk Factors

4.If the Funds held by the Trust invest in bonds that reference LIBOR, please add risk disclosure.

Response:If based on the final portfolio, the Funds held by the Trust invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

5.If the Trust’s final portfolio has exposure to small and/or mid capitalization companies, please add appropriate risk disclosure.

Response: If based on the final portfolio, the Trust has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon